WellCare Health Plans, Inc.
8735 Henderson Road, Renaissance One
Tampa, FL 33634

December 7, 2006

VIA EDGAR

Ms. Sasha S. Parikh
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Re:  WellCare Health Plans, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on February 14, 2006
Form 10-Q for the quarter ended June 30, 2006
Filed August 4, 2006
File No. 1-32209

Dear Ms. Parikh:

On behalf of WellCare Health Plans, Inc. (the “Company”), and in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) discussed telephonically, I submit this letter containing the Company’s response to your question regarding the applicability of paragraphs 27 and 28 within Statement of Financial Accounting Standard No. 113 Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts (“SFAS 113”) to amounts included in the “other receivable from government partners” financial statement line item.

Form 10-Q for the Quarter Ended June 30, 2006

Response: Paragraphs 27 and 28 of SFAS 113 states that all insurance enterprises shall disclose the following in their financial statements:

a) the nature, purpose, and effect of ceded reinsurance transactions on the insurance enterprise’s operations;
b) for short-duration contracts, premiums from direct business, reinsurance assumed, and reinsurance ceded, on both a written and an earned basis;
c) for long-duration contracts, premiums and amounts assessed against policy holders from direct business, reinsurance assumed and ceded, and premiums and amounts earned;
d) the methods used for income recognition on reinsurance contracts; and

Ms. Sasha S. Parikh
December 7, 2006

e) concentrations of credit risk associated with reinsurance receivables and prepaid reinsurance premiums under the provisions of Financial Accounting Standard No. 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk.

The risk limitation provisions of the CMS PDP program design is not a reinsurance contract, and therefore would not be subject to the provisions of paragraphs 27 and 28 of SFAS 113. The catastrophic risk corridor provision is a fundamental part of the overall CMS PDP program design that helps delineate the amount of risk that participating companies have to assume and underwrite. The risk corridor provision was designed to limit interested entities’ total exposure, thereby allowing CMS to receive both greater bidding volume and bids within a more comparable range.

* * * * *

In connection with the Staff’s Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please contact me or Paul Behrens, Senior Vice President and Chief Financial Officer at 813-290-6295. Thank you for your previous time and attention to this matter.

Very truly yours, /s/ Todd S. Farha Todd S. Farha Chairman and Chief Executive Officer